NATIONWIDE LIFE INSURANCE COMPANY

10350 ORMSBY PARK PLACE

LOUISVILLE, KY 40223

CHARITABLE REMAINDER TRUST ANNUITY

ENDORSEMENT

To Individual Variable and/or Fixed Annuity Contracts

General Information Regarding this Endorsement

The following provisions apply only to Contracts issued as charitable remainder trust annuities. To the extent the terms of the Contract and this endorsement are inconsistent; the terms of this endorsement shall control the Contract accordingly. The Contract Owner shall comply with the applicable tax qualification provisions of the Internal Revenue Code of 1986, as amended, as described in this endorsement, to prevent loss of the advantages of tax deferral and to prevent tax penalties. Terms not defined in this endorsement have the meaning given to them in the Contract.

Transfers and Assignments

This Contract is not transferable and may not be sold, assigned, discounted, or pledged as collateral for a loan or as security for the performance of any obligation to any person other than to the Contract Owner.

Definitions

The following definition is added to the Contract:

Charitable Remainder Trust (CRT) - A charitable remainder annuity trust or a charitable remainder unitrust as those terms are defined in Section 664 of the Internal Revenue Code.

Spousal Protection and Co-Annuitants

The spousal protection benefit and/or any joint option benefits are not available with a CRT. A Co-Annuitant may not be named as a party to the Contract.

CRT Requirements

All of the following will apply.

1.	Joint Owners are not permitted.

2.

The amount which may be withdrawn from this Contract without application of any applicable CDSC shall be greater of (a) or (b) where (a) is the amount which would otherwise be available for withdrawal without application of a CDSC (if applicable); and where (b) is the excess of the Contract Value at the close of the prior to the date of the withdrawal, over total Purchase Payments (reduced by previous withdrawals) attributed to the Contract as of the date of the withdrawal.

3.	During Annuitization, payments will be made to the CRT.

4.	All interest in the Death Benefit proceeds will accrue to the CRT. Any designation which creates a conflict with the CRT’s right to such interest shall be void and of no effect.

5.

Both Nationwide and the Contract Owner agree to amend this Contract to comply with any changes in the Internal Revenue Code, with any changes in Department of Labor and Treasury Regulations, and with changes in other applicable law. All other changes to this Contract will be made only with the mutual agreement of Nationwide and the Contract Owner and will be subject to the conditions stated in this Contract. A copy of each amendment will be furnished to the Contract Owner.

Executed for Nationwide by:

Secretary	President

ICC18-VAZZ-0158AO	(Compact - Standard) (2/2019)